NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-05 MARCH 23, 2006

COMMON ACCORD STRUCK WITH AFRICO TO FACILITATE PUBLIC OFFERING OF
AFRICO’S KALUKUNDI ASSET

David W Adamson, President and CEO of Rubicon Minerals Corporation (“Rubicon”) (RMX.TSX:RBY.AMEX), is pleased to announce that Rubicon, a 38.8% shareholder of Africo Resources Ltd. (“Africo”) has reached an accord with Africo designed to maximize Africo shareholder value and to facilitate an Africo public offering.

As previously announced (see news release dated November 21, 2005), Rubicon intends, subject to regulatory and shareholder approvals, to carry out a Plan of Arrangement which includes the creation of a new company to comprise its 38.8% interest in Africo Resources Ltd. (“Africo”). Africo has the right to earn a 75% interest in the Kalukundi copper-cobalt deposit in the DRC on which a new resource was recently announced by Rubicon (see news release dated February 8, 2006).

Rubicon has concluded, based on external financial advice (see November 21, 2005 release), that shareholder value of its Africo holdings is maximized by achieving the following objectives:

a)	creating a separate vehicle to house its shareholdings,

b)	distributing its Africo shareholdings to Rubicon shareholders on a tax efficient basis, and

c)	combining its shareholdings on a 1:1 basis with other non-Rubicon shareholders into a unified public company.

Rubicon is pleased to have reached an accord with the board of Africo, as detailed below, which is designed to achieve these objectives. It is hoped that the completion of the Rubicon Plan of Arrangement and unification of Africo can be completed during the second quarter of 2006.

Africo-Rubicon Accord

Rubicon has been informed by the board of directors of Africo that Africo intends to expeditiously carry out a public offering of its securities. In conjunction with this, Africo will undertake, on a best efforts basis, to raise sufficient funds to allow it to commence development of the Kalukundi deposit, pursuant to and contingent upon, completion of a bankable feasibility study, which is due for completion before the end of April, 2006.

Both Rubicon and the board of Africo confirm that the proposed distribution of Rubicon shareholdings in Africo to the Rubicon shareholders would be mutually beneficial to both companies and a fundamental objective of Africo going public.

Accordingly, Africo has indicated it will use its best efforts to assist Rubicon, subject to regulatory approvals and any requirements of a potential financing syndicate, to effect the distribution of Rubicon’s shares in Africo to the shareholders of Rubicon.

“We believe that, provided it is done on an equitable and tax efficient basis, distribution of Rubicon’s shareholdings in Africo to our shareholders will maximize their value. Both Rubicon and Africo recognize that a unified Africo will maximize Africo shareholder value and we look forward to working with Africo on this fundamental objective,” said David Adamson.

RUBICON MINERALS CORPORATION

David W. Adamson
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President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.